SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 May 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

19 May 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

This announcement details the number of Shares acquired by PDMRs through the reinvestment of the final dividend in respect of the year ended 31 December 2015 and a special dividend paid by the Group on 17 May 2016:

Name	Shares
George Culmer	126,4951 3322 83,4173
Andrew Bester	81,0993
Karin Cook	2132 11,1983
Simon Davies	82
David Oldfield	2202 16,6803 4084
Matt Young	33,2121 57,9273

1 Notified to the Group on 19 May 2016 by Halifax Share Dealing Limited. The Shares were acquired on 18 May 2016 at 67.8026 pence per Share.
2 Notified to the Group on 18 May 2016 by its registrar, Equiniti, in respect of the Group's Share Incentive Plan. The Shares were acquired on 17 May 2016 at 67.395 pence per Share.
3 Notified to the Group on 19 May 2016 by its registrar, Equiniti, in respect of the Group's Fixed Share Award. The Shares were acquired on 19 May 2016 at 67.886 pence per Share.
4 Notified to the Group on 19 May 2016 by its registrar, Equiniti, in respect of shares held in his own name.  The Shares were acquired on 19 May 2016 at 68.3848 pence per Share.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                             +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                         +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 19 May 2016